Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Peugeot S.A.

Form F-4 File No.: 333-240094

Peugeot S.A. posted a copy of the following document on its website on December 14, 2020.

 NOTICE OFMEETING BROCHURE  SPECIAL MEETINGOF SHAREHOLDERS ENTITLED TO DOUBLE VOTING RIGHTS  Monday, 4 January 2021 at 10:00 amVélizy Technical Centre Route de Gisy78140 Vélizy-Villacoublay France  GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 1 l

 If you need further information about the Companyor about how to participate in the Shareholders’ Meeting,please contact the SHAREHOLDER RELATIONS Department:  BY EMAILcommunication-financiere@mpsa.com  BY TELEPHONEToll-free number in France 0800 424 091 (free from a land line)BY POSTGroupe PSAFinancial Communications2 boulevard de l’Europe - 78300 POISSY - France              CONTENTS      2 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021  MESSAGE OF THE CHAIRMAN OF THE MANAGING BOARD  3  HOW DO I PARTICIPATE IN THE SPECIAL MEETING?  4  AGENDA OF THE SPECIAL MEETING OF 4 JANUARY 2021  9  PRESENTATION OF THE RESOLUTIONS  9  TEXT OF THE PROPOSED RESOLUTIONS  12  REQUEST FOR DOCUMENTS AND INFORMATION  15

   Message of the ChairMan of the Managing Board  MESSAGE OF THE CHAIRMAN OF THE MANAGING BOARD  Dear fellow Shareholder,The merger process between Groupe PSA and Fiat Chrysler Automobiles N.V. (“FCA”) announced on 18 December 2019 is progressing in accordance with the set schedule and we are pleased to invite you to a Special Meeting on Monday 4 January, 2021 at 10 am in order to submit to your vote a certain number of resolutions that will enable the implementation of Stellantis, the world’s fourth largest automaker by volume.Stellantis aims to become a key player in the industry, with the management and resources that will allow it to seize all the opportunities of the new era of sustainable mobility that is coming.Thanks to its financial strength and the talents of its teams, Stellantis will be uniquely placed to offer safe, clean and affordable solutions to ensure freedom of movement anywhere in the world, both in a rapidly expanding urban environment and in rural areas.The efficiency gains linked to the increased size and the know-how of the two groups will enable the future entity to offer the best products, technologies and services to all its customers, but also to face with agility the challenges of transformation of the automotive sector.We are more than ever convinced of the merits of this merger and of its potential to create value, in an increasingly demanding competitive environment.This is the reason why, during this Special Meeting, you will be asked to approve the merger project and to vote in favor of the removal of the double voting rights for the reasons which are explained to you on pages 9 to 11.In the context of the Covid-19 epidemic and in accordance with the measures taken by the Government to combat the spread of this virus, this Special Meeting chaired by Louis Gallois, will take place behind closed doors, without the physical presence of the shareholders.Technical means will be deployed to ensure its live broadcast on our website.I hope that you can fully participate in this historic moment for the Group through the resolutions that will be submitted to your vote. Various means will be made available to you to express your choice by correspondence (by mail or via the Internet) or by power of attorney granted to the Chairman of the Meeting or to any other person of your choice. You will find all the useful information on the following pages, including the deadlines not to be exceeded for your vote to be taken into account and for your question to be asked in written form.Please accept, Madam, Sir, dear shareholder, the assurance of my highest consideration.Carlos tavaresChairman of the Managing Board  GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 20l21 3

     4 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021  HOW DO I PARTICIPATE IN THE SPECIAL MEETING?  WHO CAN PARTICIPATE IN THE SPECIAL MEETING?You are invited, in your capacity as holders of shares with double voting rights attached, and irrespective of the number of shares that you hold, to take part in the Special Meeting for holders of shares with double voting rights attached in Peugeot S.A.During this Special Meeting, which will be held before the Extraordinary General Meeting and for which you will also receive a notice of meeting, you will be asked to approve the merger project and vote in favor of the removal of the double voting rights for the reasons set out on pages 9 to 11.In the context of the Covid-19 epidemic and in accordance with the measures taken by the Government to combat the spread of this virus, in particular Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020, the Special Meeting will be held without physical presence of shareholders. Therefore, you will not be able to physically attend the Special Meeting and no admission card will be issued.You will therefore have to vote by post, by proxy, or online.In the absence of publication on the date of printing of this brochure of the decree specifying some of the terms of application of Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020, the terms of participation of shareholders in the Special Meeting are likely to change, in particular with regard to the methods of processing mandates given to third parties. Shareholders are therefore invited to regularly consult the “General Meeting” section of the “www.groupe-psa.com/fr/” website.  FORMALITIES TO BE CARRIED OUT BEFORE PARTICIPATING IN THE SPECIAL MEETINGHolders of Peugeot S.A. shares with double voting rights attached wishing to be represented via proxy, or to vote by post or online, in accordance with Article R. 225-85 of the French Commercial Code, will have to provide evidence of ownership of their shares by midnight Paris time on the second business day prior to the Meeting, that is to say Wednesday 30 December 2020, at midnight, Paris time, through the listing of their shares on the Company registers held by Société Générale Securities Services.Your status as shareholder stems from the registration of your shares in the registered share ledger kept by Peugeot S.A. You therefore do not need to take any action to provide this proof.

   HOW DO I PARTICIPATE IN THE SPECIAL MEETING?  GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 5  How do I submit written questions?  Shareholders who want to submit written questions to the Chairman of the Managing Board must send them at the latest by the fourth business day prior to the Special Meeting, not later than 28 December 2020 and preferably by email:  BY REGISTERED LETTER WITH ACKNOWLEDGEMENT OF RECEIPT:GROUPE PSAFinancial Communications Mr. Andrea Bandinelli2 boulevard de l’Europe 78300 Poissy - France        communication-financiere@mpsa.com  BY EMAILYour request must be accompanied by a stock transfer certificate.The answers to the written questions may be published directly on the Company’s website. www.groupe-psa.com/ en/finance/individual.shareholders/general-meeting/      How do I submit items or proposed resolutions for inclusion on the agenda?  Shareholders satisfying the legal and regulatory conditions may submit items or proposed resolutions for inclusion on the agenda.Requests from shareholders for the inclusion of items or draft resolutions on the agenda must be sent to the Company’s registered office by registered letter with acknowledgement of receipt addressed to the Chairman of the Managing Board or    preferably by email to communication-financiere@mpsa.com beginning on the date of publication of the meeting notice and must reach the Company no later than twenty-five days prior to the Special Meeting, not later than 10 December 2020.  Requests from shareholders must be accompanied by the legally required documents. The draft resolutions submitted, along with the list of items added to the agenda, including any by shareholders, will be published on the Company’s website  www.groupe-psa.com/en/finance/individual.shareholders/  general-meeting/

HOW DO I PARTICIPATE IN THE SPECIAL MEETING?

HOW DO I VOTE?

If you would like to attend the Special Meeting

In the context of the Covid-19 epidemic and in accordance with the measures taken by the Government to combat the spread of this virus, in particular Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020, **the Special Meeting will be held without physical presence of shareholders**.

Therefore, you will not be able to physically attend the Special Meeting and no admission card will be issued.

If you would like to vote by post or be represented

To vote, you have three options:

1 VOTE BY POST

- Tick **box 1** on the form.
- Indicate your vote.
- **Date and sign** the bottom of the form.

If you want to vote "against" a resolution or "abstain", shade the box corresponding to the number of the resolution in question. Do not shade any box corresponding to a resolution for which you wish to vote in favour.

2 APPOINT YOUR SPOUSE, CIVIL PARTNER, ANOTHER SHAREHOLDER OR ANY OTHER INDIVIDUAL OR LEGAL ENTITY OF YOUR CHOICE TO ACT AS PROXY HOLDER

- Tick **box 3** on the form.
- Indicate the identity (first name, surname) and address of the person who will represent you.
- **Date and sign** the bottom of the form.

Shareholders who have chosen to be represented by a proxy of their choice must notify this designation, and may also revoke it:

- by post, using the voting form sent, either directly for registered shareholders (by means of the T envelope attached to the invitation), or by the custodian of the securities account for bearer shareholders and received by Société Générale Securities Services, Service des Assemblées Générales, CS 30812, 44 308 Nantes Cedex ;
- electronically, by logging in on the site https://peugeot.voteassemblee.com on the Internet portal of their securities account holder to access the VOXALY site, in the manner described in the section "If you wish to vote by Internet".

In the absence of publication on the date of printing of this brochure of the decree specifying some of the terms of application of Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020, the deadline for taking into account mandates given to third parties will be specified later.

3 APPOINT THE CHAIRMAN OF THE SPECIAL MEETING AS PROXY HOLDER (THE CHAIRMAN OF THE SUPERVISORY BOARD) OR DO NOT SPECIFY A PROXY HOLDER

- Tick **box 2** on the form.
- **Date and sign** the bottom of the form.

It should be noted that if a shareholder does not specify a particular proxy holder, the Chairman of the Special Meeting will vote in favour of the draft resolutions put forward or approved by the Managing Board and against all other draft resolutions.

FOR REGISTERED SHARES:

send your request directly using the prepaid envelope included with the invitation.

YOU ARE A PROXY HOLDER:

The terms for taking account of mandates by the Company cannot be specified at this stage in the absence of publication on the date of printing of the present brochure of the decree specifying some of the terms of application of Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020.

6 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021

   HOW DO I PARTICIPATE IN THE SPECIAL MEETING?  GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 7  If you would like to vote online  Prior to the Special Meeting, Groupe PSA provides shareholders with a dedicated website they can use to vote on the draft resolutions, in the following manner:  FOR REGISTERED SHARES:log on to the voting website via the registered share management    website: VOXALY https://peugeot.voteassemblee.com using the  access codes and password that you will have been provided with (either by email or by post):access code: it will be sent to you by VOXALY either by email or by post;password: it will be sent to you by VOXALY either by email or by post.  In case you need any assistance, you can call the following phone number for issues related to the website: +33 (0)1 44 30 05 64.This secure website which is dedicated to early voting for the Special Meeting, will be accessible from 9am, Wednesday 16 December 2020, to 3 pm, Saturday 2 January 2021, Paris time.Shareholders are advised not to wait until the last few days to vote, in order to avoid Internet bottlenecks resulting in the universal electronic form’s not being included.

HOW DO I PARTICIPATE IN THE SPECIAL MEETING?

HOW DO I FILL OUT THE FORM?

You can choose from the following options:

A. The General Assembly will be held without the physical presence of the shareholder or any other person authorized to attend - no admission card will be issued

B. You want to vote by mail or by proxy:

Complete one of the three **boxes 1, 2 or 3** below.


A
1
2
3
4
JE DÉSIRE ASSISTER À CETTE ASSEMBLÉE
PSA
GROUPE
Société Anonyme à Directoire et Conseil de Surveillance
au capital de 894 828 213 €
Siège social : Route de Gisy
78140 VELIZY VILLACOUBLAY
552 100 554 RCS Versailles
Siret 552 100 554 00047
ASSEMBLÉE SPÉCIALE
Lundi 4 janvier 2021 à 10 heures au Centre Technique de Vélizy
Route de Gisy, 78140 Vélizy-Villacoublay
Tenue hors présence physique des actionnaires
SPECIAL MEETING
called on January 4, 2021 at 10 a.m. at Velizy Technical Center
Route de Gisy, 78140 Vélizy-Villacoublay
Held without physical presence of shareholders
CADRE RÉSERVÉ À LA SOCIÉTÉ - FOR COMPANY'S USE ONLY
JE VOTE PAR CORRESPONDANCE / I VOTE BY POST
JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE GENERAL MEETING
JE DONNE POUVOIR À :
I HEREBY APPOINT:
REGARDLESS OF YOUR CHOICE, DATE AND SIGN THE FORM HERE.
Make sure your name (last name first) and address are correctly indicated; if not, please add them here.

You want to vote by mail:

Tick here and follow the instructions. Do not forget to shade in the boxes for the miscellaneous amendments and resolutions.

You want to give proxy to the Chairman:

Tick here.

You want to give proxy to someone attending the Meeting:

Tick here and fill in the person's name.

Access code Directly registered

8 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021

       GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 9  AGENDA OF THE SPECIAL MEETING OF 4 JANUARY 2021  Review and approval of the contemplated cross-border merger by way of absorption of the Company with and into Fiat Chrysler Automobiles N.V.;Removal of the double voting rights; andPowers for formalities.  PRESENTATION OF THE RESOLUTIONS  PSA and Fiat Chrysler Automobiles N.V. (“FCA” and together with PSA, the “Merging Companies”) announced on 18 December 2019 their intention to build a new world leader in the automotive sector that would have the leadership, resources and scale to be at the forefront of a new era of sustainable mobility.On 17 December 2019, the Company and FCA, entered into a combination agreement, which was subsequently amended on 14 September 2020 (as amended, the “Combination Agreement”), to effect a strategic combination of their businesses.  The reasons for the Merging Companies to merge, as well as the legal and economic aspects and the terms and conditions of the Merger, are further described in the Report of the Managing Board to the Special Meeting. This report is made available to the shareholders of the Company at the registered office of the Company, Centre Technique de Vélizy, Route de Gisy, 78140 Vélizy-Villacoublay and on the Company’s website    (https://www.groupe-psa.com/fr/).  Overview  The purpose of the first resolution is to submit to the approval of the Special Meeting of January 4, 2021, the contemplated combination between the Company and FCA.It is intended that the combination will be achieved by means of a cross-border legal merger pursuant to the provisions of the Directive 2017/1132/EU of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law transposed into Dutch law in Part 7, Sections 2, 3 and 3A of Book 2 of the Dutch Civil Code and into French law under articles L. 236-25 et seq. and R. 236-13 et seq. of the French Commercial (the “Merger”).On 27 October 2020, the Company and FCA entered into the common draft terms of the Cross-Border Merger (the “Cross-Border Merger Terms”).  Upon completion of the Merger, FCA shall acquire all assets, liabilities and legal relationships of the Company by universal succession of title and the Company shall cease to exist.Subject to the terms and conditions of the Cross-Border Merger Terms, the Merger will be effective at 00:00 am Central European Time on the first day after the date on which a Dutch civil law notary executes a notarial deed of cross-border merger with respect to the Merger in accordance with applicable Dutch and French law (the “Effective Time”).On the day immediately following completion of the Merger, FCA will be renamed Stellantis N.V. (“Stellantis”).

   PRESENTATION OF THE RESOLUTIONS  10 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021  Exchange Ratio  per share (the “FCA Common Shares”).  Each ordinary share of the Company with a nominal value of €1.00, share will be allotted and issued in respect of PSA Ordinary Shares (the “PSA Ordinary Shares”) (other than the Excluded PSA Shares, which, at the Effective Time of the Merger, are held in treasury as defined below) will be exchanged for 1.742 common shares of by the Company or by FCA (the “PSA Excluded Shares”).FCA (the “Exchange Ratio”) each with a nominal value of €0.01  The Exchange Ratio is fixed and will not be adjusted for changes in the market value of FCA Common Shares or the PSA Ordinary  Pursuant to Article L. 236-3, II, of the French Commercial Code and Shares. pursuant to the terms of the Cross-Border Merger Terms, no FCA  Designation and value of the transferred assets and liabilities  At the Effective Time, all of the assets and liabilities of the Company (without limitation) will be legally transferred to FCA and allocated to the French permanent establishment of FCA established on 11 December 2019.The description of the assets and liabilities to be legally transferred to FCA as a result of the Merger is included in the Cross-Border Merger Terms for information purposes only and based solely on the Company’s accounts. The description is not exhaustive as the Merger will result in a transfer by universal succession of title to all the assets and liabilities of the Company to FCA as of the Effective Time.On the basis of a simplified balance sheet of the Company as at 30 June 2020 (the “Provisional Accounts”), the provisional book value of the transferred assets amounts to €24,826 million and the provisional book value of the transferred liabilities amounts to€5,242 million.  The total definitive value of the transferred assets, liabilities and net assets will be determined on the basis of the Company’s statutory accounts as at 31 December 2020.Given that the exact amount of the definitive value of the Company’s net asset will only be known after the Effective Time and in the absence of any guarantee as to the definitive value of the Company’s net asset legally transferred to FCA, the provisional net asset value retained for the purpose of the Merger will be equal to the net asset value based on the Provisional Accounts (i.e. €19,584 million) to which a 10% discount will be applied. Therefore the provisional net asset value retained for the purpose of the Merger will be equal to €17,625.76 million.  Merger appraiser  In accordance with Article L. 236-10 of the French Commercial Code, Mr. Olivier Péronnet, whose office is located at 14 rue de Bassano, 75116 Paris, has been appointed, upon the request of the Company, pursuant to a ruling issued by the President of the Commercial Court of Nanterre on 11 February 2020, for the purposes of preparing a report on the fairness of the Exchange Ratio and a report assessing the value of the net asset transferred by the Company to FCA as a result of the Merger.  These reports made available to the shareholders of the Company at the registered office of the Company, Centre Technique de Vélizy, Route de Gisy, 78140 Vélizy-Villacoublay and on the    Company’s website (https://www.groupe-psa.com/fr/).  Conditions precedent – Effective Date  The completion of the Merger is subject to the prior satisfaction or, to the extent permitted by applicable law, the waiver in whole or in part, of the conditions precedent set forth in the Cross-Border Merger Terms (the “Conditions Precedent”). Such Conditions Precedent notably include:the approval of the Merger and of the removal of the double voting rights attached to certain PSA Ordinary Shares by the extraordinary general meeting of PSA’s shareholders with a two-thirds majority of the votes cast by the shareholders present or represented at such meeting, provided that at least 25 percent of the PSA Ordinary Shares carrying voting rights are present or represented at such meeting;the approval of the Merger and of the removal of the double voting rights by the special meeting of the Company’s shareholders entitled to double voting rights (the “Special Meeting”) with a two-third majority of the votes cast by the  shareholders entitled to double voting rights present ore represented at such meeting, provided that at least one-third of the PSA Ordinary Shares carrying double voting rights are present or represented at such meeting;the approval of the Merger and of the other transactions contemplated in the Cross-Border Merger Terms (including the appointment of the new members of the FCA Board of Directors and the amendment to the FCA’s articles of association) by an extraordinary general meeting of FCA’s shareholders;the FCA Common Shares (including the common shares of FCA to be allotted to the holders of PSA Ordinary Shares in connection with the Merger) shall have been authorized for listing on Euronext Paris, the New York Stock Exchange and the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A;

   PRESENTATION OF THE RESOLUTIONS  GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 11  the registration statement on Form F-4 prepared in connection with the FCA common shares to be issued in the Merger shall have been declared effective by the U.S. Securities Exchange Commission and shall not be the subject of any stop order suspending the effectiveness of such registration statement;all necessary consents of the Netherlands authority for the financial markets with respect to the prospectus prepared in connection with the application for the listing and admission to trading (i) on the MTA of the FCA Common Shares and (ii) on Euronext Paris of the FCA common shares (including the FCA common shares to be issued in the Merger), shall have been obtained;antitrust approvals and the clearance from the European Central Bank shall have been obtained;  h) the pre-merger certificate (attestation de conformité) shall have been issued by the clerk of the Commercial Court of Versailles pursuant to Articles L. 236-29 and R. 236-17 of the French Commercial Code;  no opposition shall have been validly filed by creditors of FCA or any opposition shall have been withdrawn, resolved or lifted by an enforceable court order by the relevant court of the Netherlands;no material adverse effect shall have occurred with respect to the Company or FCA prior to the Effective Time which continues to exist as of such date, provided that this condition may be waived in writing only by FCA in the event of a material adverse effect with respect to the Company and only by the Company in the event of a material adverse effect with respect to FCA.  Support of the Reference shareholdersEach of the reference shareholders of the Company – Each Reference Shareholder has undertaken pursuant to its Letter Établissements Peugeot Frères and FFP (“EPF/FFP”), Bpifrance Agreement to, among other things, vote (or cause to be voted) Participations and Lions Participations (“BPI”), Dongfeng Motor all PSA Ordinary Shares owned or controlled by it or as to which it Group Company Ltd. (“DFG”) and Dongfeng Motor (Hong-Kong) has the power to vote in favor of any decision in furtherance of the International Co Ltd. (“DMHK”, and, together with DFG, approval of the transactions contemplated by the Combination “Dongfeng”, and together with EPF/FFP and BPI, the “Reference Agreement.Shareholders”) have entered into a letter agreement with the Company (the “Letter Agreement”).  Consequences of the Merger for the shareholders  At the Effective Time, by virtue of the Merger and without any action on the part of any holder of PSA Ordinary Shares, FCA will issue for each outstanding PSA Ordinary Share (other than the PSA Excluded Shares) 1.742 FCA Common Shares (the “New FCA Common Shares”).The PSA Ordinary Shares will no longer be outstanding and automatically cease to exist.The common shares of FCA, to be renamed Stellantis after the Merger, will be admitted to trading on the NYSE, Euronext Paris and the MTA.The shareholders of the Company will be entitled to share in the profits of FCA, commencing on the day of the Effective Time. The New FCA Common Shares allotted pursuant to the Merger will rank pari passu in all respects with all other FCA Common Shares issued and outstanding at the Effective Time.  No fractional FCA Common Shares shall be issued and allotted to the PSA’s shareholders. Any fractional entitlements in connection with the Cross-Merger will be settled in accordance with the procedure set forth in the Cross-Border Merger Terms which is described in the Report of the Managing Board.The completion of the Merger will entail a cancellation of the double voting rights attached to the shares of the Company continuously held in registered form by the same shareholders for a minimum of two years pursuant to article 11 of the bylaws of the Company. In accordance with Article L. 225-99 of the French Commercial Code, the cancellation of the double voting rights, to be definitive, requires the approval of the Special Meeting of shareholders benefiting from double voting rights. The Shareholders are invited pursuant to the Second Resolution below to approve the removal of the double voting rights.  Removal of the Double Voting Rights  In the second resolution, the Shareholders are invited to approve the proposed removal of the double voting rights attached to the shares of the Company held continuously by the same shareholders for at least two years pursuant to article 11 of the bylaws of the Company (the “Double Voting Rights”), for the purposes and subject to the completion of the Cross-Border Merger.Pursuant to Article L. 225-99 of the French Commercial Code, the cancellation of the Double Voting Rights, to be definitive, requires the approval of the Special Meeting of shareholders benefiting from Double Voting Rights.The approval of the removal of the Double Voting Rights by the Extraordinary General Meeting and the Special Meeting is a condition precedent of the Merger under the Cross-Border Merger Terms.The removal of the Double Voting Rights would only be effective as of the completion date of the Merger.  There will be no amendment to the bylaws of the Company as a result of this resolution, the Company being dissolved as of right at the completion date of the Merger due to the Merger.Following completion of the Merger, there will be no carryover of the existing double voting rights pursuant to the existing FCA loyalty voting structure.However, Stellantis will adopt a loyalty voting structure pursuant to which shareholders of Stellantis may at any time elect to participate in the loyalty voting structure by requesting that Stellantis registers all or some of their common shares of Stellantis in the loyalty register of Stellantis shareholders’ register.If the common shares have been registered in the loyalty register for an uninterrupted period of three years in the name of the same shareholder, such shareholder will be entitled to receive an additional vote for each of the common shares registered in the loyalty register.

     12 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021  TEXT OF THE PROPOSED RESOLUTIONS  FIRST RESOLUTION  Review and approval of the contemplated cross-border merger by way of absorption of the Company with and into Fiat Chrysler Automobiles N.V.The Special Meeting, deliberating in accordance with the quorum and majority requirements applicable to special meetings of shareholders, after considering:the report of the Managing Board of the Company prepared pursuant to Articles L. 236-27 and R. 236-16 of the French Commercial Code, to which the opinion of the works council (Comité Social et Economique) of the Company dated November 8, 2019 is appended;the reports relating to the terms and conditions of the contemplated cross-border merger by absorption of the Company with and into Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap), incorporated under the laws of the Netherlands, with corporate seat in Amsterdam, the Netherlands, and address at 25 St. James’s Street, SW1A 1HA, London, United Kingdom, registered with the Dutch trade register under number: 60372958 (“FCA”) (the “Cross-Border Merger”) and to the valuation of the contributions, prepared by Olivier Péronnet, from Finexsi, appointed by an order of the President of the Nanterre Commercial Court issued on February 11, 2020 pursuant to Articles L. 236-10 and L. 225-147 of the French Commercial Code;the combination agreement entered into on December 17, 2019 between the Company and FCA as amended on September 14, 2020 (the “Combination Agreement”);the common draft terms of the Cross-Border Merger (including their schedules, the “Cross-Border Merger Terms”) entered into on October 27, 2020 between the Company and FCA;the prospectus relating to the application for listing and admission to trading (i) on the Mercato Telematico Azionario of the FCA common shares to be issued in the Cross-Border Merger, and (ii) on Euronext Paris of the FCA common shares, including the FCA common shares to be issued in the Cross-Border Merger, approved by the Netherlands authority for the financial markets (Autoriteit Financiële Markten) on November 20, 2020 and a French translation of the summary of such prospectus;the annual financial statements of the Company relating to the financial years ended on December 31, 2019, December 31, 2018 and December 31, 2017 approved by the general meetings of the Company and certified by the Statutory Auditors of the Company;the management reports relating to the financial years ended on December 31, 2019, December 31, 2018 and December 31, 2017 of the Company;the 2020 half-yearly financial report of the Company including the consolidated half-year financial statements of the Company as at June 30, 2020, having been subject to a limited review by the statutory auditors of the Company;  the 2020 half-yearly financial report of FCA including the unaudited condensed consolidated financial statements of FCA as of and for the three and six months ended June 30, 2020; andthe resolutions submitted today to the Extraordinary General Meeting of the shareholders held today;1. Acknowledges that the Extraordinary General Meeting of Shareholders will be called upon to approve the following, and itself approves:the Cross-Border Merger pursuant to the terms and conditions of the Cross-Border Merger Terms;the Cross-Border Merger Terms as a whole, under which it is agreed that subject to the prior satisfaction of the conditions precedent set forth in Article 13 of the Cross-Border Merger Terms, or, to the extent permitted by the Cross-Border Merger Terms or by applicable law, the waiver in whole or in part of said conditions precedent, the Company will transfer to FCA all its assets and liabilities by way of a merger by absorption of the Company with and into FCA;the universal transfer of all of the Company’s assets and liabilities (transmission universelle de patrimoine) to FCA as a result of the Cross-Border Merger;the setting of the effective time of the Cross-Border Merger at 00:00 a.m. Central European Time after the day on which a Dutch civil law notary executes the Dutch notarial deed to effect the Cross-Border Merger (the “Effective Time”) in accordance with the terms of the Cross-Border Merger Terms and subject to the prior satisfaction of the conditions precedent set forth in Article 13 of the Cross-Border Merger Terms or, to the extent permitted by the Cross-Border Merger Terms or by applicable law, the waiver in whole or in part, of said conditions precedent;the setting of the date of the Cross-Border Merger’s retroactive effect, agreed between the Company and FCA, as from the first day of the calendar year during which the Effective Time occurs;the provisional book value of the assets contributed by the Company amounting to €24,826 million and of the liabilities transferred by the Company amounting to €5,242 million, i.e. a provisional book value of the Company’s net asset amounting to €17,625.76 million, after having applied a 10% discount, in each case determined on the basis of a simplified balance sheet of the Company as at 30 June 2020 prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code with application of IFRS accounting principles; andthe merger consideration in exchange for the contribution pursuant to the Cross-Border Merger according to which each ordinary share of the Company, with a nominal value of €1.00, (the “PSA Ordinary Shares”) (other than the Excluded PSA Shares, as defined below) outstanding immediately prior to the date and time determined in the relevant Euronext notice (the “Merger Record Time”) shall be exchanged for 1.742 common shares of FCA (the “Exchange Ratio”), each with a nominal value of €0.01 per share (the “FCA Common Shares”).

   TEXT OF THE PROPOSED RESOLUTIONS  GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 13  2. Acknowledges that, subject to the conditions precedent set forth in Article 13 of the Cross-Border Merger Terms or, to the extent permitted by the Cross-Border Merger Terms or by applicable law, the waiver in whole or in part, of said conditions precedent:pursuant to Article L. 236-3(II) of the French Commercial Code and pursuant to the terms of the Cross-Border Merger Terms, no FCA share will be allotted and issued in respect of PSA Ordinary Shares which, at the Effective Time of the Cross-Border Merger, are held in treasury by the Company or by FCA or are otherwise referred to in Article L. 236-3(II) of the French Commercial Code (the “Excluded PSA Shares”);the definitive value of the transferred assets and liabilities of the Company and the Company’s net asset will be determined by the surviving entity based on the individual financial statements of the Company on the first day of the calendar year during which the Effective Time occurs and after adjustments to be made in accordance with Part 9 of Book 2 of the Dutch Civil Code with application of IFRS accounting principles;FCA will increase its share capital in exchange for the contribution pursuant to the Cross-Border Merger by issuing and allotting, at the Merger Record Time, for each issued and outstanding PSA Ordinary Share (excluding the Excluded PSA Shares) 1.742 FCA Common Shares, provided that no fractional FCA Common Shares shall be issued and allotted and any fractional entitlements in connection with the Cross-Border Merger will be settled as determined pursuant to Article 6.1 of the Cross-Border Merger Terms;the new FCA Common Shares issued as part of the Cross-Border Merger, and represented by the Book-Entry Positions, shall be issued and allotted to Cede & Co, as nominee for The Depository Trust Company (“DTC”), for inclusion in the centralized depositary and clearing systems of DTC and Euroclear France, and ultimately, directly or indirectly, on behalf and for the benefit of the former holders of PSA Ordinary Shares; it being specified that the book-entry positions previously representing PSA Ordinary Shares (other than Excluded PSA Shares, if any), which include all PSA Ordinary Shares (other than Excluded PSA Shares, if any) held in (i) pure registered form (nominatif pur), (ii) administered registered form (nominatif administré), and (iii) bearer form (au porteur) shall following the implementation of the Cross-Border Merger be exchanged for book-entry positions representing FCA Common Shares issued and allotted in accordance with the Exchange Ratio (the “Book-Entry Positions”);the new FCA Common Shares allotted pursuant to the Cross-Border Merger will be ranked pari passu in all respects with all other FCA Common Shares issued and outstanding at the Merger Record Time, and no special rights or restrictions will apply to any of the new FCA Common Shares;  the new FCA Common Shares will be fully paid-up and free of any encumbrances; they will be admitted to trading on (i) the regulated markets of Euronext Paris and the MTA, and (ii) the NYSE;FCA will assume, at the Effective Time, all rights and obligations of the Company, and in particular:all obligations resulting from the undertakings of the Company towards the beneficiaries of performance shares of the Company outstanding at the Effective Time, it being specified that, in accordance with the terms of the Cross-Border Merger Terms, each outstanding equity incentive award with respect to PSA Ordinary Shares that is subject to performance conditions, vesting or other restrictions under the performance shares plans of the Company will be automatically converted at the Effective Time into a restricted share unit award with respect to a number of FCA Common Shares equal to the product of the number of PSA Ordinary Shares underlying such equity incentive award and the Exchange Ratio (for purposes of determining the number of PSA Ordinary Shares underlying an equity incentive award, performance conditions will be deemed satisfied at a level that is to be determined by the Company prior to the Effective Time, and the number of FCA Common Shares to be received by each holder will be rounded down to the nearest whole number without any cash compensation paid or due to such holder),all obligations resulting from the undertakings of the Company toward the holders of the outstanding equity warrants issued by the Company (the “PSA Equity Warrants”), in accordance with the terms of the Cross-Border Merger Terms, except to the extent the PSA Equity Warrants have been cancelled prior to the Effective Time, it being specified that each PSA Equity Warrant will cease to represent an equity warrant giving entitlement to subscribe PSA Ordinary Shares and will be automatically converted into one (1) equity warrant giving entitlement to subscribe a number of FCA Common Shares equal to the exercise ratio of the PSA Equity Warrant in effect immediately prior to the Effective Time, multiplied by the Exchange Ratio (a “FCA Equity Warrant”), at an exercise price per FCA Equity Warrant equal to €1.00, andall other obligations resulting from the undertakings of the Company towards any other creditors, including its bondholders;subject to the definitive effectiveness of the Cross-Border Merger following the execution by a Dutch civil law notary of the Dutch notarial deed of Cross-Border Merger, the Company will be dissolved without liquidation as of the Effective Time.

TEXT OF THE PROPOSED RESOLUTIONS

SECOND RESOLUTION

Removal of the double voting rights

The Special Meeting, deliberating in accordance with the quorum and majority requirements applicable to special meetings, as a result of the preceding resolution, after considering the report of the Managing Board and pursuant to Article L. 225-99 of the French Commercial Code:

1. **Acknowledges** that the Extraordinary General Meeting of Shareholders of the Company of today is called upon to decide, in accordance with the quorum and majority requirements for extraordinary general meetings of shareholders in its second resolution the removal, subject to the definitive completion of the Cross-Border Merger and at the Effective Time, of the double voting rights which will be attached, at this date, to the PSA Ordinary Shares pursuant to Article 11 of the bylaws of the Company;
2. **Acknowledges** that, pursuant to Article L. 225-99 of the French Commercial Code, the decision of the Extraordinary General Meeting, to be definitive, requires the approval of the removal of the double voting rights attached to the PSA Ordinary Shares by the Special Meeting of Shareholders benefiting from double voting rights;
3. **Approves** the removal, subject to the definitive completion of the Cross-Border Merger at the Effective Time, of the double voting rights which will be attached to the PSA Ordinary Shares at this date pursuant to Article 11 of the bylaws of the Company;
4. **Acknowledges** that as a result of this resolution and of the second resolution submitted to the Extraordinary General Meeting of Shareholders of the Company today, each PSA Ordinary Share will entitle its holder to one voting right as of the Effective Time; and
5. **Acknowledges** that the bylaws of the Company will not be amended as a result of this resolution and of the second resolution submitted to the Extraordinary General Meeting of Shareholders of the Company today, the Company being dissolved as of right at the Effective Time as a result of the Cross-Border Merger.

THIRD RESOLUTION

Powers for formalities

The Special Meeting, deliberating in accordance with the quorum and majority requirements applicable to special meetings of shareholders gives all powers to the holder of an original, a copy or a certified extract of the minutes of this Special Meeting in order to carry out any legal submission, publicity or any other formalities or have them carried out.

IMPORTANT NOTICE

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document. This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017. An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission ("SEC"). A registration statement on Form F-4 was filed with the SEC in connection with the combination of Fiat Chrysler Automobiles N.V. ("FCA") and Peugeot S.A. ("PSA") through a cross-border merger and was declared effective by the SEC on November 20, 2020, and the prospectus was mailed to the holders of PSA ordinary shares (other than holders of PSA ordinary shares who are non-U.S. persons (as defined in the applicable rules of the SEC)) on or about November 23, 2020. Shareholders of PSA and FCA who are U.S. persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may obtain free copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA's SEC filings at the SEC's website at http://www.sec.gov.

14 GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021

REQUEST FOR DOCUMENTS AND INFORMATION

All documents are available on Groupe PSA's website: www.groupe-psa.com/fr/finance/actionnaires-individuels/assemblee-generale/

PEUGEOT S.A.
SPECIAL SHAREHOLDERS' MEETING OF MONDAY, 4 JANUARY 2021

Please return this request to:

Société Générale Securities Services
Service Assemblées
32, rue du Champ de Tir
CS 30812 - 44308 Nantes Cedex 03

I, the undersigned,

Last name (or company name): ....

....

First name: ....

....

Address: ....

....

No.: ....Street: ....

....

Post code: |_|_|_|_|_| Municipality: ....

Country: ....

Owner of ....registered shares of Peugeot S.A.

And/or..bearers shares Peugeot S.A.

ask to be sent, pursuant to the provisions of Article R. 225-88 of the French Commercial Code, the documents and information pertaining to the Special Meeting on 4 January 2021 detailed in Article R. 225-83 of the French Commercial Code.

In line with our zero-paper policy, which reflects both our sustainable development commitments and our productivity drive, the documentation will be emailed to you at the e-address: ....
@...*

Documents requested:

in French ☐ in English ☐

Signed in: .... on: 2020

Signature

In accordance with Article R. 225-88 (3) of the French Commercial Code, shareholders with registered shares may submit a single request asking the Company to send them the documents and information referred to in Articles R. 225-81 and R. 225-83 of the aforementioned Code for each subsequent Shareholders' General Meeting. Shareholders wishing to take this option should indicate it on this request.

* Pursuant to Ordinance N° 2020-1497 of 2 December 2020 extending and modifying Ordinance N° 2020-321 of 25 March 2020, documents can be sent by electronic message, provided that the shareholder indicates, in their request, the electronic address to which this sending can be done.

GROUPE PSA - NOTICE OF MEETING BROCHURE - SPECIAL MEETING - 4 JANUARY 2021 15

GROUPE PSA

PEUGEOT S.A.
Société anonyme (joint stock corporation) governed by a Managing Board and a Supervisory Board with share capital of €894,828,213
Registered office: Route de Gisy - 78140 Velizy Villacoublay - France
Trade and Companies Register Versailles B 552 100 554 – Siret 552 100 554 00021
Tel.: + 33 (0)1 57 59 46 26
groupe-psa.com/en

This document is printed in France by an Imprim'Vert certified printer on PEFC certified paper produced from sustainably managed forest.

LABRADOR INFORMATION DESIGN +33 (0)1 53 06 30 80